SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)*
FX Real Estate and Entertainment Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
302709-100
(CUSIP Number)
Mitchell J. Nelson
Atlas Real Estate Funds, Inc.
650 Madison Avenue, 15th Floor
New York, New York 10022
Telephone: (212) 796-8174
(Name, address and telephone number of person
authorized to receive notices and communications)
November 12, 2009
(Date of event which requires filing of this statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No.	302709-100	SCHEDULE 13D	Page	2	of	11 Pages

1	NAME OF REPORTING PERSONS Robert F. X. Sillerman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		14,471,972

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		13,766,196

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		14,471,972

WITH	10	SHARED DISPOSITIVE POWER

		13,766,196

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	28,238,168

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	42.5%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	302709-100	SCHEDULE 13D	Page	3	of	11 Pages

1	NAME OF REPORTING PERSONS Sillerman Capital Holdings, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		766,917

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

766,917

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

766,917

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3%

14	TYPE OF REPORTING PERSON

PN

CUSIP No.	302709-100	SCHEDULE 13D	Page	4	of	11 Pages

1	NAME OF REPORTING PERSONS Paul C. Kanavos

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		1,004,254

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		18,822,423

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,004,254

WITH	10	SHARED DISPOSITIVE POWER

		18,822,423

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	19,826,677

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	29.8%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	302709-100	SCHEDULE 13D	Page	5	of	11 Pages

1	NAME OF REPORTING PERSONS Brett Torino

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		256,238

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,399,007

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		256,238

WITH	10	SHARED DISPOSITIVE POWER

		20,399,007

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	20,655,245

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	30.6%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	302709-100	SCHEDULE 13D	Page	6	of	11 Pages

1	NAME OF REPORTING PERSONS ONIROT Living Trust dated 06/20/2000

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,556,870

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

5,556,870

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,556,870

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.2%

14	TYPE OF REPORTING PERSON

OO

CUSIP No.	302709-100	SCHEDULE 13D	Page	7	of	11 Pages

1	NAME OF REPORTING PERSONS TTERB Living Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,842,137

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

14,842,137

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,842,137

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.0%

14	TYPE OF REPORTING PERSON

OO

CUSIP No.	302709-100	SCHEDULE 13D	Page	8	of	11 Pages

1	NAME OF REPORTING PERSONS Atlas Real Estate Funds, Inc

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,407,611

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

5,407,611

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,407,611

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	302709-100	SCHEDULE 13D	Page	9	of	11 Pages
     This Amendment No. 6 amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission (“SEC”) on January 10, 2008 by Robert F.X. Sillerman (“Sillerman”), Sillerman Commercial Holdings Partnership, L.P., a Delaware limited partnership, and Sillerman Capital Holdings, L.P., a Delaware limited partnership (“Holdings”), with respect to the common stock, par value $0.01 per share (the “Common Stock”), of FX Real Estate and Entertainment Inc., a Delaware corporation (the “Issuer”), as amended by Amendment No. 1 filed with the SEC on March 13, 2008 by Sillerman and Holdings, as amended by Amendment No. 2 filed with the SEC on May 15, 2008 by Sillerman and Holdings, as amended by Amendment No. 3 filed with the SEC on December 30, 2008 by Sillerman, Holdings, Paul C. Kanavos (“Kanavos”), Brett Torino (“Torino”), ONIROT Living Trust dated 6/20/2000 (“ONIROT”), TTERB Living Trust (“TTERB”) and Atlas Real Estate Funds, Inc. (“Atlas”), as amended by Amendment No. 4 filed with the SEC on September 10, 2009 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas and as amended by Amendment No. 5 filed with the SEC on November 9, 2009 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas (as amended, the “Statement”). From and after the date hereof, all references in the Statement to the Statement or terms of similar import shall be deemed to refer to the Statement as amended by this Amendment No. 6. All capitalized terms used but not defined herein have the respective meanings ascribed to such terms in the Statement.
     Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas (collectively, the “Reporting Persons”) have entered into a Second Amended and Restated Joint Filing Agreement, dated November 6, 2009, a copy of which has been filed as Exhibit 17 to the Statement, and which is incorporated herein by reference. Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that they constitute a “group” as such term is used in Section 13(d)(1)(k) of the rules and regulations under the Securities Exchange Act of 1934, as amended.
     Item 4 is hereby amended to the extent hereinafter expressly set forth.
ITEM 4. Purpose of the Transaction.
          Item 4 of the Statement is hereby amended to add the following information:
     Since the filing of Amendment No. 5 on November 9, 2009, the following events relating to the Lock Up Agreement have occurred:
•	On November 16, 2009, the first lien collateral agent, as permitted by the terms of the Lock Up Agreement, waived the non-occurrence of the following events and extended the dates on which these events are required to occur:
•	The initiation of the prepackaged bankruptcy should have occurred by November 16, 2009 (the “Petition Date”). The Petition Date, as extended, is required to occur on or before December 4, 2009;

•	The execution and delivery of the plan funding agreement for implementation of the plan of liquidation should have occurred by November 11, 2009 (the “Plan Funding Date”). The Plan Funding Date, as extended, is required to occur on or before November 18, 2009. The Plan Funding Date has occurred;

CUSIP No.	302709-100	SCHEDULE 13D	Page	10	of	11 Pages
•	The execution and delivery of a firm commitment letter from the Newco Entities Equity Sponsors (to fund the $2.2 million deposit by November 11, 2009 and, at closing, to fund approximately $16.8 million to LIRA LLC and cause LIRA LLC to fund LIRA Property Owner, LLC to satisfy its obligations under the plan funding agreement) should have occurred by November 11, 2009 (the “Firm Commitment Date”). The Firm Commitment Date, as extended, is required to occur on or before November 18, 2009. The Firm Commitment Date has occurred;

•	The funding of the $2.2 million deposit by the Newco Entities Equity Sponsors should have occurred by November 11, 2009 (the “Deposit Funding Date”). The Deposit Funding Date, as extended, is required to occur on or before November 18, 2009. The Deposit Funding Date has occurred; and

•	The form of final cash collateral order should have been agreed upon by November 11, 2009 (the “Form of Cash Collateral Order Date”). The Form of Cash Collateral Order Date, as extended, is required to occur on or before November 24, 2009.
If the first lien collateral agent had not waived the non-occurrence of these events and extended their dates of occurrence, the Lock Up Agreement would have automatically terminated in accordance with its terms.
•	On November 16, 2009, as a result of waiving the non-occurrence of these events and extending their dates of occurrence, the first lien lenders adjourned the pending trustee’s sale of the Las Vegas property to December 22, 2009 from November 18, 2009.

•	On November 12, 2009, the second lien lenders under the mortgage loans (through the second lien collateral agent) filed a complaint in the United States District Court for the Southern District of New York against the first lien lenders, the Company and its officers, directors and former directors, the Las Vegas subsidiaries, the Newco Entities and certain others alleging that such defendants have wrongfully and tortiously coordinated a breach of the intercreditor agreement between the first lien lenders and the second lien lenders by reason of the first lien lenders’ and the Las Vegas subsidiaries’ entry into the Lock Up Agreement. The complaint also seeks a declaratory judgment that: (i) the Lock Up Agreement is a prohibited transaction under the intercreditor agreement and a breach of the intercreditor agreement; and (ii) by virtue of the defendants’ breach of the material and fundamental terms of the intercreditor agreement, the second lien lenders (and the second lien collateral agent) are no longer bound by the intercreditor agreement. The complaint further asserts derivative causes of action against: (i) the Las Vegas subsidiaries and certain of their managers, members and officers for breach of fiduciary duty related to the Las Vegas subsidiaries’ entry into the Lock Up Agreement and (ii) the Company, its current and former directors and certain of its officers for aiding and abetting a breach of fiduciary duty related to their conduct leading to the Las Vegas subsidiaries’ entry into the Lock Up Agreement. Aside from the declaratory relief, the complaint seeks relief for each claim consisting of monetary damages of at least $216 million, plus interest, costs and expenses and, in the case of the claim for aiding and abetting a breach of fiduciary duty, also punitive damages.

CUSIP No.	302709-100	SCHEDULE 13D	Page	11	of	11 Pages
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 18, 2009	/s/ Robert F.X. Sillerman

Robert F.X. Sillerman

Dated: November 18, 2009	Sillerman Capital Holdings, L.P.

/s/ Robert F.X. Sillerman

By: Robert F.X. Sillerman, as President of Sillerman
Capital Holdings, Inc.
Its: General Partner

Dated: November 18, 2009	/s/ Paul C. Kanavos

Paul C. Kanavos

Dated: November 18, 2009	/s/ Brett Torino

Brett Torino

Dated: November 18, 2009	ONIROT Living Trust dated 06/20/2000

/s/ Brett Torino

By: Brett Torino, as Trustee

Dated: November 18, 2009	TTERB Living Trust

/s/ Brett Torino

By: Brett Torino, as Trustee

Dated: November 18, 2009	Atlas Real Estate Funds, Inc.

By:/s/ Paul Kanavos

Name: Paul Kanavos
Title: President